September 18, 2008

Mr. William J. Kearns,

Staff Accountant

Office of Beverages, Apparel and Health Care Services

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Dear Sir,

Re:

Cord Blood America, Inc.

File No. 000-50746, Comments Letter

Verbal Comment Letter Dated September 16, 2008

We have reviewed the further comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the filings of Cord Blood America, Inc. (the “Company”), as set forth in our telephone conversation of September 16, 2008.  We appreciate the comments intended to assist us in complying with applicable disclosure requirements and in enhancing the overall disclosure in our filings.  We have set forth below our responses to each of the Staff’s comments.

For reference purposes, the comment has been reproduced herein with responses below each numbered comment.  We also attached a marked copy of the amended 10-KSB and 10-Q to facilitate your review process.

Item 4T. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Question 1

Your Form 10Q for the period ended March 31, 2008 in respect of the wording in this paragraph should omit any reference to ninety (90) days, similar to the changes you made to your Form 10Q for the period ended June 30, 2008.

We revised our disclosure in the 10Q for the period ended March 31, 2008, to reflect the same wording as in the 10Q for the period ended June 30, 2008.

Changes in Internal Controls and Procedures

Question 2

Please disclose in your respective Form 10Q’s for 2008 that your internal controls over financial reporting were not effective.

We are attaching the pages for the respective 10Q’s for the periods ended June 30, 2008, where we state that internal controls over financial reporting are not effective.

Item 9A – Controls and Procedures

Management's Report on Internal Control over Financial Reporting

Question 3

Please disclose your remediation plan in your Form 10KSB and 10Q’s in respect of the weaknesses in your internal control.

We are attaching the changed pages for the 10KSB/A and 10Q/A’s which addresses the remediation to our material weaknesses.

As requested in the Comment Letter, the Company acknowledges that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me should you have any questions or require additional information in connection with the above.

Very Truly Yours,

/s/ MATT SCHISSLER

Matt Schissler

Chief Executive Officer

Encl.

ITEM 4T.  CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

It is management's responsibility to establish and maintain adequate internal control over all financial reporting pursuant to Rule 13a-15 under the Securities Exchange Act of 1934 (the "Exchange Act"). The Company’s management, including the principal executive officer, the principal operations officer, and the principal financial officer, have reviewed and evaluated the effectiveness of our disclosure controls and procedures as of March 31, 2008.  Following this review and evaluation, management collectively determined that our disclosure controls and procedures are effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act (i) is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and (ii) is accumulated and communicated to management, including our chief executive officer, our chief operations officer, and our chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

Changes in Internal Control over Financial Reporting

We assessed the effectiveness of our internal control over financial reporting as of December 31, 2007. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control-Integrated Framework.

Based upon management’s assessment using the criteria contained in COSO, and for the reasons discussed below, our management has concluded that, as of December 31, 2007, our internal control over financial reporting was not effective.

There were no significant changes in the Company's internal controls over financial reporting or in other factors during the three months ended March 31, 2008 that could significantly affect these internal controls subsequent to the date of their most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.   We are continuing our efforts in these regards in order to fully remedy previously reported material weaknesses and to ensure that all of our controls and procedures are adequate and effective. Any failure to implement and maintain improvements in the controls over our financial reporting could cause us to fail to meet our reporting obligations under the SEC’s rules and regulations. We continue to actively seek additional financing and have also hired an accountant to take some of the responsibilities in this area. As we stated in our most recent 10K, once we have secured capital, we will hire additional staff. Any failure to improve our internal controls to address the weaknesses we have identified could also cause investors to lose confidence in our reported financial information, which could have a negative impact on the trading price of our common stock.

It should be noted that the design of any system of controls is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

ITEM 4T.  CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

It is management's responsibility to establish and maintain adequate internal control over all financial reporting pursuant to Rule 13a-15 under the Securities Exchange Act of 1934 (the "Exchange Act"). The Company’s management, including the principal executive officer, the principal operations officer, and the principal financial officer, have reviewed and evaluated the effectiveness of our disclosure controls and procedures as of June 30, 2008. Following this review and evaluation, management collectively determined that our disclosure controls and procedures are effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act (i) is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and (ii) is accumulated and communicated to management, including our chief executive officer, our chief operations officer, and our chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

Changes in Internal Control over Financial Reporting

We assessed the effectiveness of our internal control over financial reporting as of December 31, 2007. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control-Integrated Framework.

Based upon management’s assessment using the criteria contained in COSO, and for the reasons discussed below, our management has concluded that, as of December 31, 2007, our internal control over financial reporting was not effective.

There were no significant changes in the Company's internal controls over financial reporting or in other factors during the three months ended June 30, 2008 that could significantly affect these internal controls subsequent to the date of their most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.   We are continuing our efforts in these regards in order to fully remedy previously reported material weaknesses and to ensure that all of our controls and procedures are adequate and effective. Any failure to implement and maintain improvements in the controls over our financial reporting could cause us to fail to meet our reporting obligations under the SEC’s rules and regulations. We filed an S-1 on September 5, 2008, and once it becomes effective, we hope to raise the necessary capital  to hire the necessary staff. Any failure to improve our internal controls to address the weaknesses we have identified could also cause investors to lose confidence in our reported financial information, which could have a negative impact on the trading price of our common stock.

It should be noted that the design of any system of controls is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

10KA, 2007

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

We assessed the effectiveness of our internal control over financial reporting as of December 31, 2007. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control-Integrated Framework.

Based upon management’s assessment using the criteria contained in COSO, and for the reasons discussed below, our management has concluded that, as of December 31, 2007, our internal control over financial reporting was not effective.

Based on its evaluation, the Company's Chief Executive Officer and Chief Financial Officer identified a major deficiency that existed in the design or operation of our internal control over financial reporting that it considers to be a “material weakness”. The Public Company Accounting Oversight Board has defined a material weakness as a “significant deficiency or combination of significant deficiencies that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will note be prevented or detected.” The material weakness started at the beginning of  2007.

The deficiency in our internal control is related to a lack of segregation of duties due to the size of the accounting department and the lack of qualified accountants due to the limited financial resources of the Company. We are actively searching for additional capital in order to be in position to add the necessary staff to address this material weakness. We are also assessing how we can improve our internal control over financial reporting with the current number of employees in an effort to remediate this deficiency.